UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

CITY NATIONAL CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

178566-10-5

(CUSIP Number)

Michael B. Cahill, City National Corporation, 400 N. Roxbury Drive, Beverly Hills, California,
90210
310-888-6266

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 178566-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bram Goldsmith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,109*

	8.	Shared Voting Power 3,579,612

	9.	Sole Dispositive Power 74,109

	10.	Shared Dispositive Power 3,579,612

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,579,612#

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Mr. Goldsmith disclaims beneficial ownership of the shares owned by the Goldsmith Family Foundation.

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) IN

* Includes shares held in Mr. Goldsmith’s account in the Company’s Profit Sharing Plan, and shares held as trustee of Oak Trust A.

#Includes 60,378 shares held in Mr. Goldsmith’s account, 2,937,514 shares held as trustee of the Bram and Elaine Goldsmith Family Trust, 567,989 shares as trustee of the Elaine Goldsmith Revocable Trust and 13,731 shares as trustee of Oak Trust A.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bram and Elaine Goldsmith Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,937,514

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,937,514

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,937,514

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elaine Goldsmith Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 567,989

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 567,989

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 567,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bram Goldsmith, as trustee of Oak Trust A*

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,731

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,731

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,731

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

*beneficiary is family member

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Goldsmith Family Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 244,780

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 244,780

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,780

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer
Common Stock, $1.00 par value
City National Corporation, 400 North Roxbury Drive, Beverly Hills, California 90210

Item 2.	Identity and Background
This statement is filed on behalf of a group consisting of the following reporting persons:

Reporting Person	Name
1.	Bram Goldsmith, individually
2.	The Bram and Elaine Goldsmith Family Trust
3	The Elaine Goldsmith Revocable Trust
4	Bram Goldsmith, as trustee of Oak Trust A
5	The Goldsmith Family Foundation

Membership of the Goldsmith Family Foundation (Reporting Person 5) in the group is disclosed for reporting purposes only, and Bram Goldsmith (Reporting Person 1) expressly disclaims beneficial ownership of the shares held by such person.

Reporting Person 1

(a)    Bram Goldsmith

(b)   City National Bank, 400 North Roxbury Drive, Beverly Hills, CA 90210

(c)    Chairman of City National Corporation, 400 N. Roxbury Drive, Beverly Hills, CA 90210

(d)   None

(e)    None

(f)    U.S.

Reporting Person 2

The Bram and Elaine Goldsmith Family Trust, a revocable trust formed under the laws of the state of California.  Business: investment.  Address of principal business and principal office:  c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills California 90210.  Trustees:  Bram Goldsmith and Elaine Goldsmith.  See Reporting Person 1 above for information regarding Bram Goldsmith, Trustee. The following information is provided with respect to Elaine Goldsmith, Trustee:

(a) Elaine Goldsmith

(b) c/o City National Bank, 400 North Roxbury Dr., Beverly Hills, CA 90210

(c) Homemaker

(d) None

(e) None

(f) U.S.

Reporting Person 3

The Elaine Goldsmith Revocable Trust, a revocable trust formed under the laws of the state of California.  Business: investment.  Address of principal business and principal office:  c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills California 90210.  Trustees:  Elaine Goldsmith and Bram Goldsmith.  See Reporting Person 1 above for information regarding Bram Goldsmith, Trustee and Reporting Person 2 above for information regarding Elaine Goldsmith, Trustee.

Reporting Person 4

Bram Goldsmith, as trustee of Oak Trust A.  Business: investment.  Address of principal business and principal office: c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills, California 90210.  Trustee:  Bram Goldsmith.  See Reporting Person 1 above for information regarding Bram Goldsmith, Trustee.

Reporting Person 5

The Goldsmith Family Foundation, a California nonprofit public benefit corporation.  Business:  charitable donations.  Address of principal business and principal office: c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills, CA 90210.  Directors and Officers:  Bram Goldsmith, Elaine Goldsmith, Russell Goldsmith and Bruce Goldsmith.

For information regarding Bram Goldsmith, see Reporting Person 1 above.  For information regarding Elaine Goldsmith, see Reporting Person 2 above.  The following information is provided regarding Russell Goldsmith and Bruce Goldsmith:

(a) Russell Goldsmith

(b) City National Bank, 400 North Roxbury Drive, Beverly Hills, California 90210

(c) Chief Executive Officer, City National Corporation and City National Bank, Chairman of the Board, CNB, 400 North Roxbury Drive, Beverly Hills, CA 90210

(d) None

(e) None

(f) U.S.

(a) Bruce L. Goldsmith

(b) 9722 Oak Pass Road, Beverly Hills, CA 90210

(c) Self-employed, 9722 Oak Pass Road, Beverly Hills, CA 90210

(d) None

(e) None

(f) U.S.

Item 3.	Source and Amount of Funds or Other Consideration

The transaction which this Schedule 13D is being filed to report is a pro rata partnership distribution by the Goldsmith Family Partnership (prior reporting person 4 on Schedule 13D, Amendment No. 4) (the “Partnership”) to its partners for no consideration (including to The Bram and Elaine Goldsmith Family Trust (Reporting Person 2), and the immediate subsequent sale of all partnership interests held by The Bram and Elaine Goldsmith Family Trust (Reporting Person 2) in the Partnership to two of the limited partners in exchange for shares of City National Corporation stock.  As a result of the foregoing transaction, The Bram and Elaine Goldsmith Family Trust ceased to have any interest in the Partnership and, therefore, to have any beneficial ownership of the shares of City National common stock held by the Partnership.

The prior acquisitions of securities included in the beneficial ownership of the group are not described herein as they were for no consideration (including, but not limited to, gifts, transfers of shares between members of the reporting group (including the Partnership), and stock dividends), were transfers of shares from partners of the Partnership in payment of pre-existing loans, were dispositions of securities, or were not material acquisitions, including purchases made by the CNC Profit Sharing Plan for Mr. Goldsmith's account.

Item 4.	Purpose of Transaction

The purpose of all distributions and/or acquisitions described herein by the group filing this Form 13D has been investment in City National Corporation, of which Bram Goldsmith is the Chairman of the Board. and Russell Goldsmith is Chief Executive Officer and Vice Chairman.

The reporting persons have no plans or proposals which relate to or would result in any action described in this Item, other than (a) purchases and other acquisitions of securities from time to time for investment purposes, and (b) gifts and other dispositions of securities from time to time in the ordinary course.

Item 5.	Interest in Securities of the Issuer
(a)

The following table sets forth the aggregate number and percentage of shares of City National Corporation common stock owned by each of the reporting persons and by the group as a whole.  For clarity, beneficial ownership is shown without duplication, notwithstanding the fact that Bram Goldsmith (Reporting Person 1) may be deemed the beneficial owner of shares held by the other reporting persons.  None of the shares shown are shares as to which the listed beneficial owner has the right to acquire beneficial ownership, as specified in Rule 13d-(d)(1)(i).

Name of Beneficial Owner	Number of Shares Held		Percent of Class
Bram Goldsmith (Reporting Person 1)	60,378	(1)	0.1	%(1)
The Bram and Elaine Goldsmith Family Trust (Reporting Person 2)	2,937,514		6.0%
Elaine Goldsmith Revocable Trust (Reporting Person 3)	567,989		1.2%
Bram Goldsmith, as trustee of Oak Trust A (Reporting Person 4)	13,731		0.3%
The Goldsmith Family Foundation (Reporting Person 5)	244,780	(2)	0.5%
Group Total	3,824,392		7.85%

(1) Shares currently held in the reporting person’s City National Corporation Profit Sharing Plan account.

(2) The Goldsmith Family Foundation is included as a member of the group for reporting purposes but Bram Goldsmith disclaims beneficial ownership of the shares held by such reporting person.

	(b)	Reference is made to items 7 through 10 on the cover sheet for each reporting person.
(c)

On May 19, 2004, the Goldsmith Family Partnership  (the “Partnership”) transferred, as a pro rata partnership distribution for no consideration, 60,113 shares to each of its partners, including Reporting Person 2 and other partners whose holdings are not included within the group for which this Form 13D is being filed.  Immediately after the transfer, the Bram and Elaine Goldsmith Family Trust (reporting person 2) transferred all of its general partnership interests in the Partnership to two of the limited partners in exchange for an aggregate of 42,900 shares of City National Corporation stock.  As a result, the Bram and Elaine Goldsmith Family Trust no longer holds any partnership interest in the Partnership and Bram and Elaine Goldsmith no longer hold any beneficial ownership in the City National shares held therein.  The percentage of the class beneficially owned by the reporting persons has decreased to 7.85%.  These transfers and other changes in the beneficial ownership of the reporting persons prior to the filing of this Form 13D, either individually or in the aggregate, have resulted in the beneficial ownership shown on this Form 13D.

	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of such securities.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
June 1, 2004

Reporting Person 1

/s/ Bram Goldsmith

Signature

Bram Goldsmith
Name/Title

Reporting Person 2

/s/Bram Goldsmith
Signature

Bram Goldsmith, Trustee of the Bram and Elaine Goldsmith Family Trust
Name/Title

Reporting Person No. 3

/s/Bram Goldsmith
Signature

Bram Goldsmith, Trustee of the Elaine Goldsmith Revocable Trust
Name/Title

Reporting Person 4

/s/ Bram Goldsmith
Signature

Bram Goldsmith, as trustee of Oak Trust A
Name/Title

Reporting Person 5

/s/ Bram Goldsmith
Signature

The Goldsmith Family Foundation, by Bram Goldsmith, President
Name/Title